Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated April 12, 2007

Relating to Preliminary Prospectus Dated March 23, 2007

Registration Statement No. 333-137813

Comverge, Inc.

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated March 23, 2007 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-137813) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1372664/000119312507077007/ds1a.htm

This free writing prospectus supplements and updates certain information in the Preliminary Prospectus primarily to reflect an increase in the size of the offering by 612,500 shares of common stock, an increase in the over-allotment option to be granted by certain selling stockholders by 91,875 shares, the pricing of our initial public offering at $18.00 per share and certain related matters. In the Preliminary Prospectus, we proposed to offer 4,687,500 shares of our common stock at an estimated price range of between $15.00 and $17.00 with an over-allotment option of 703,125 shares to be granted by certain selling stockholders.

Common stock offered by us:	5,300,000 shares

Common stock offered by selling stockholders pursuant to the over-allotment option:	795,000 shares

Common stock outstanding after this offering:	17,517,723 shares

Initial public offering price per share:	$18.00 per share

Net proceeds to us:

Our net proceeds from the sale of 5,300,000 shares of our common stock in this offering will be approximately $86.1 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:

We plan to use the net proceeds to finance the capital requirements of our current and future VPC contracts, to finance research and development, to repay indebtedness, to fund any cash consideration for future acquisitions and for other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders if the underwriters exercise their over-allotment option.

Pro forma as adjusted balance sheet data:

Based on the initial public offering price of $18.00 per share, as of December 31, 2006, our pro forma as adjusted cash and cash equivalents would have been approximately $88.8 million, our pro forma as adjusted total assets would have been $113.9 million, our pro forma as adjusted total long-term debt would have been $4.0 million, and our pro forma as adjusted stockholders’ equity would have been $94.5 million.

Pro forma as adjusted capitalization:

Based on the initial public offering price of $18.00 per share, as of December 31, 2006, our pro forma as adjusted total debt would have been $4.0 million, our pro forma as adjusted stockholders’ equity for common stock would have been $17,000, our pro forma as adjusted additional paid-in capital would have been $146.6 million, our pro forma as adjusted total stockholders’ equity would have been $94.5 million, and our pro forma as adjusted total capitalization would have been $98.5 million.

Dilution:	On a pro forma as adjusted basis, after giving effect to the conversion of our preferred stock into common stock, the 1 for 2 reverse stock split of our common stock and the sale of 5,300,000 shares of common stock in this offering at the initial public offering price of $18.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2006 would have been approximately $93.8 million, or $26.87 per share. This represents an immediate increase in pro forma net tangible book value of $4.76 per share to our existing stockholders and an immediate dilution of $12.61 per share to new investors purchasing common stock in the offering. Investors purchasing shares of common stock in this offering will have purchased approximately 30.5% of the shares of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 65.5% of the total consideration paid for our common stock.

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new investors will increase to approximately 6,095,000 shares, or approximately 33.5% of the total number of shares of our common stock to be outstanding after this offering, our existing stockholders would own approximately 66.5% of the total number of shares of our common stock to be outstanding after this offering, the pro forma as adjusted net tangible book value per share of common stock would be approximately $5.16 and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors would be $12.84.

If the underwriters exercise their over-allotment option in full, and including 138,751 shares issued in 2007 upon exercise of stock options, the 6,095,000 shares held by new investors would represent approximately 34.0% of the total number of shares of our common stock to be outstanding after this offering and our existing stockholders would own approximately 66.0% of the total number of shares of our common stock to be outstanding after this offering. The pro forma as adjusted net tangible book value per share of common stock would be approximately $5.13 and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors would be $12.87.

The discussion above assumes no exercise of the stock options and warrants to purchase an aggregate of 2,792,797 shares of our common stock outstanding as of December 31, 2006, with a weighted average exercise price of $4.28 per share, or the issuance of restricted common shares and shares pursuant to options that we have granted under our 2006 Long-Term Incentive Plan in connection with this offering. To the extent any of these options or warrants are exercised, there will be further dilution to new investors. The following table summarizes the effect that the exercise of all currently outstanding stock options and warrants would have on the information set forth above, as well as the effect that the exercise of all of the options and restricted common shares anticipated to be issued in connection with this offering would have on that table:

	Shares Purchased (1)				Total Consideration				Average Price Per Share
	Number		Percent		Amount		Percent
	Exercise of Current Options and Warrants	Restricted Common Shares and Exercise of New Options	Exercise of Current Options and Warrants	Restricted Common Shares and Exercise of New Options	Exercise of Current Options and Warrants	Restricted Common Shares and Exercise of New Options	Exercise of Current Options and Warrants	Restricted Common Shares and Exercise of New Options	Exercise of Current Options and Warrants	Restricted Common Shares and Exercise of New Options
Existing stockholders	14,871,770	15,408,277	73.7	74.4	$62,201,173	$70,145,000	39.5	42.4	$4.18	$4.55
New Public investors	5,300,000	5,300,000	26.3	25.6	95,400,000	95,400,000	60.5	57.6	18.00	18.00

Total	20,171,770	20,708,277	100.0%	100%	157,601,173	165,545,324	100%	100%

(1) The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering, assuming the underwriters exercise their over-allotment option in full.

Liquidity:	As of December 31, 2006, on a pro forma basis after giving effect to this offering, including the repayment of $1.0 million of convertible debt with proceeds from this offering, at the initial public offering price of $18.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma total cash and cash equivalents would be $88.8 million and our pro forma working capital would be $86.1 million.

Principal and Selling Stockholders:

Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The address for our directors and executive officers and Mr. Preston set forth below is 120 Eagle Rock Avenue, Suite 190, East Hanover, New Jersey 07936.

				Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Shares Being Sold in this Offering	No Exercise of Over- Allotment Option		Full Exercise of Over- Allotment Option
Name and Address of Beneficial Owner	Number	Percent		Number	Percent	Number	Percent
Acorn Factor, Inc.(1)	2,786,021	22.8%	—	2,786,021	15.9%	2,786,021	15.9%
EnerTech Capital Partners II L.P.(2)	2,018,924	16.5%	—	2,018,924	11.5%	2,018,924	11.5%
Rockport Capital Partners, L.P.(3)	1,337,709	10.9%	—	1,337,709	7.6%	1,337,709	7.6%
Emerson Ventures Inc.(4)	926,620	7.6%	155,631	926,620	5.3%	770,989	4.4%
Nth Power Management II-A, L.P.(5)	821,783	6.7%	58,344	821,783	4.7%	763,439	4.4%
Nth Power Management II, L.P.(5)	821,783	6.7%	58,344	821,783	4.7%	763,439	4.4%
E.ON Venture Partners(6)	713,367	5.8%	—	713,367	4.1%	713,367	4.1%
Air Products and Chemicals, Inc.(7)	500,000	4.1%	72,929	500,000	2.9%	427,071	2.4%
Richard L. Preston(8)	25,345	*	1,439	25,345	*	23,906	*
Norsk Hydro Technology Ventures AS(9)	346,261	2.8%	101,010	346,261	2.0%	245,251	1.4%
Partners for Growth, L.P.(10)	607,943	4.8%	177,579	607,943	3.4%	430,364	2.5%
Easton Hunt Capital Partners L.P.(11)	281,162	2.3%	82,020	281,162	1.6%	199,142	1.1%
Ridgewood Comverge, LLC(12)	519,392	4.3%	50,505	519,392	3.0%	468,887	2.7%
Robert M. Chiste(13)	811,053	6.5%	18,478	811,053	4.6%	792,575	4.5%
Michael D. Picchi(14)	25,000	*	—	25,000	*	25,000	*
Frank A. Magnotti(15)	286,002	2.3%	12,723	286,002	1.6%	273,279	1.5%
Edward J. Myszka(16)	78,812	*	—	78,812	0.4%	78,812	*
T. Wayne Wren(17)	160,409	1.3%	5,998	160,409	*	154,411	*
Arthur Vos IV(18)	33,382	*	—	33,382	*	33,382	*
Alexander Ellis(19)	1,342,162	11.0%	—	1,342,162	7.7%	1,342,162	7.7%
William I. Grealis(20)	7,187	*	—	7,187	*	7,187	*
John A. Moore(21)	2,788,833	22.8%	—	2,788,833	15.9%	2,788,833	15.9%
Scott B. Ungerer(22)	2,027,596	16.6%	—	2,027,596	11.6%	2,027,596	11.6%
Timothy A. Woodward(23)	1,652,238	13.5%	116,688	1,652,238	9.4%	1,535,550	8.8%
R. Blake Young(24)	4,062	*	—	4,062	*	4,062	*
Robert F. McCullough(25)	5,000	*	—	5,000	*	5,000	*
Nora M. Brownell(26)	4,352	*	—	4,352	*	4,352	*
All directors and officers as a group (14 persons)	9,226,088	71.7%	153,887	9,226,088	50.8%	9,072,201	49.9%

*	Indicates beneficial ownership of less than one percent of the total outstanding common stock.
(1)	Includes 578,366 shares issuable upon conversion of preferred stock. The board of directors of Acorn Factor has sole voting and dispositive power with respect to the shares held by Acorn Factor. The address for Acorn Factor is 200 RT 17, Mahwah, New Jersey 07430.
(2)	Includes 1,944,742 shares held by EnerTech Capital Partners II L.P., or ECP II LP (which includes 1,798,367 shares issuable upon conversion of preferred stock). ECP II L.P. and ECP II Interfund L.P. are required by their respective partnerships to invest and divest in their investments in parallel. ECP II Management L.P., the general partner of ECP II LP, ECP II Management LLC, the general partner of ECP II Management L.P., and Scott B. Ungerer, William G. Kingsley, Robert E. Keith, Jr. and Mark J. DeNino, the members of the executive board of ECP II Management LLC, may be deemed to share voting and dispositive power over the shares held by ECP II LP. Such persons and entities disclaim beneficial ownership of shares held by ECP II LP except to the extent of any pecuniary interest therein.

Also includes 74,183 shares held by ECP II Interfund L.P., ECP II Interfund (which includes 68,598 shares issuable upon conversion of preferred stock). ECP II L.P. and ECP II Interfund are required by their respective partnerships to invest and divest in their investments in parallel. ECP II Management LLC, the general partner of ECP II Interfund, and Scott B. Ungerer, William G. Kingsley, Robert E. Keith, Jr. and Mark J. DeNino, the members of the executive board of ECP II Management LLC, may be deemed to share voting and dispositive power over the shares held by ECP II Interfund. Such persons and entities disclaim beneficial ownership of shares held by ECP II Interfund except to the extent of any pecuniary interest therein. The address for ECP II LP and ECP II Interfund is 700 Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087-1990.

(3)

Includes 1,003,282 shares held by Rockport Capital Partners, L.P., including 968,483 shares issuable upon conversion of preferred stock. Also includes 334,427 shares held by RP Co-Investment Fund I, LP, including 322,827 shares issuable upon conversion of preferred stock. Alexander Ellis, III, a general partner of each of Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P., has sole voting and dispositive power with respect to the shares held by such entities. The general partners of both Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. are Alexander Ellis, III, Janet B. James, Charles J. McDermott and Stoddard Wilson. The managing general partners of both Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. are William E. James and David Prend. The address for Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. is 160 Federal Street, 18th Floor, Boston, Massachusetts 02110.

(4)	Represents 926,620 shares issuable upon conversion of preferred stock. Randall D. Ledford has sole voting and dispositive power with respect to the shares held by Emerson Ventures Inc. The address for Emerson Ventures Inc. is 8000 W. Florissant Avenue, St. Louis, Missouri 63136.
(5)	Represents 821,783 shares issuable upon conversion of preferred stock for each of Nth Power Management II-A, L.P. and Nth Power Management II, L.P. Nth Power L.L.C. is the manager of both Nth Power II-A, L.P. and Nth Power Management II, L.P. Tim Woodward has sole voting and dispositive power with respect to the shares held by the Nth Power Management entities. The members of Nth Power L.L.C. are Tim Woodward, Nancy Floyd and Bryant Tong. The address for Nth Power Management II-A, L.P. and Nth Power Management II, L.P. is 50 California Street, San Francisco, California 94111.
(6)	Includes 599,779 shares issuable upon conversion of preferred stock. Karl-Heinz Feldman and Peter Bachsleitner have sole voting and dispositive power with respect to the shares held by E.ON Venture Partners. The address for E.ON Venture Partners is E.ON Platz, 40479 Dusseldorf, Germany.
(7)	Includes 250,000 shares of Series C convertible preferred stock issuable upon exercise of warrants. David Taylor, Vice President of the Energy Products Division of Air Products and Chemicals, Inc., is deemed to have sole voting and dispositive power with respect to the shares held by Air Products and Chemicals, Inc. The address for Air Products and Chemicals, Inc. is 701 Hamilton Boulevard, Allentown, Pennsylvania 18195.
(8)	Represents shares issuable upon conversion of preferred stock.

(9)	Represents shares issuable upon conversion of preferred stock. Arne Froiland, as managing director of Norsk Hydro Technology Ventures AS, is deemed to have sole voting and dispositive power with respect to these shares. The address for Norsk Hydro Technology Ventures AS is Kjorborn 16, N-0246, Oslo, Norway.
(10)	Represents shares issuable upon conversion of preferred stock and convertible debt. Partners for Growth, LLC, the general partner of Partners for Growth, L.P., and Andrew Kahn, Donald Campbell, Lorraine Nield and Jason Georgatos, the members of Partners for Growth, LLC, may be deemed to share voting and dispositive power over the shares held by Partners for Growth, L.P. The address for Partners for Growth, L.P. is 180 Pacific Avenue, San Francisco, California 94111.
(11)	Represents shares issuable upon conversion of preferred stock. John H. Friedman has sole voting and dispositive power with respect to the shares. The address for Easton Hunt Capital GP, L.P. is 767 Third Avenue, 7th Floor, New York, New York 10017.
(12)	Represents shares issuable upon conversion of preferred stock. Ridgewood Capital Fund IV, LLC, Ridgewood Capital QP Fund, IV LLC, Ridgewood Capital II-B, LLC, Ridgewood Institutional II-B, LLC, Ridgewood Venture Fund III, LLC, and Ridgewood QP Fund III, LLC are the controlling entities for Ridgewood Comverge, LLC, and Leslie Golden and Bob Gold may be deemed to have voting and dispositive power with respect to the shares. The address for Ridgewood Comverge, LLC is 947 Linwood Avenue, Ridgewood, New Jersey 07450.
(13)	Includes 18,478 shares issuable upon conversion of preferred stock and 244,867 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(14)	Includes 3,125 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(15)	Includes 12,723 shares issuable upon conversion of preferred stock, 77,475 shares held jointly with his wife, 6,500 shares owned by his dependent children and 139,304 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(16)	Includes 41,300 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(17)	Includes 5,998 shares issuable upon conversion of preferred stock and 149,411 shares issuable upon exercise of options that are or will become exercisable within 60 days.
(18)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(19)	Includes 4,453 shares issuable upon exercise of options that are or will become exercisable within 60 days and an aggregate 1,337,709 shares held by Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. Mr. Ellis is a member of the general partner of Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P. and therefore may be deemed to have beneficial ownership over the shares held by such entities.
(20)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(21)	Includes 2,812 shares issuable upon exercise of options that are or will become exercisable within 60 days and an aggregate 2,786,021 shares held by Acorn Factor. Mr. Moore is a director and the President and Chief Executive Officer of Acorn Factor and therefore may be deemed to have beneficial ownership of the shares held thereby. Mr. Moore disclaims beneficial ownership of the shares held by Acorn Factor except to the extent of his pecuniary interest therein.
(22)	Includes 8,671 shares issuable upon exercise of options that are or will become exercisable within 60 days and 2,018,924 shares held by ECP II LP and ECP II Interfund. Mr. Ungerer is one of the members of the executive board of ECP II Management LLC and therefore may be deemed to share voting and dispositive power over the shares held by ECP II LP and ECP II Interfund. Mr. Ungerer disclaim beneficial ownership of shares held by ECP II LP and ECP II Interfund except to the extent of his pecuniary interest therein.
(23)	Includes 8,671 shares issuable upon exercise of options that are or will become exercisable within 60 days and 1,643,567 shares held by Nth Power Management II-A, L.P. and Nth Power Management II, L.P. Mr. Woodward is a member of the general partner of the Nth Power entities and therefore may be deemed to share voting and dispositive power over the shares held by the Nth Power entities and is not selling shares in this offering in his individual capacity.
(24)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(25)	Represents shares issuable upon exercise of options that are or will become exercisable within 60 days.
(26)	Includes 483 shares issuable upon exercise of options that are or will become exercisable within 60 days.

Underwriting:	The Underwriters have agreed to reimburse us for certain expenses relating to this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York, 11220, (718) 765-6732, fax (718) 765-6734 or toll free at (877) 858-5407.